Exhibit 99.1

Phoenix New Media Reports Third Quarter 2016 Unaudited Financial Results

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on November 8

BEIJING, China, November 9, 2016 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•                      Net advertising revenues increased by 3.5% to RMB310.4 million (US$46.6 million) from RMB300.0 million in the same period last year.

•                      Paid service revenues were RMB49.6 million (US$7.4 million), as compared to RMB90.4 million in the same period last year.

“We are encouraged by the solid results of our ongoing evolution as one of China’s leading new media platforms and remain focused on strengthening our core capabilities through providing our users with personalized, specialized, and high-quality content across our platforms,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “We remain diligent and agile as the media landscape evolves in China and are committed to providing users the highest quality of content across mobile and PC platforms. As such, we are excited to have the Chinese media veteran, Mr. Tong Chen, join us as the co-president of ifeng and the president of Yidian Zixun (“Yidian”, a strategic investment of ifeng). Mr. Chen is a proven leader with significant media and content development expertise and a deep understanding of the changes and direction which are taking place in our industry and the opportunities they present for ifeng. We look forward to working with him to build upon the Company’s strong foundation and accelerate our success for years to come.”

“We are pleased to share the encouraging progress being made on the Yidian and ifeng platforms,” Mr. Ya Li, President of Phoenix New Media, further commented, “The user growth of Yidian continues to be encouraging and the total daily active users reached over 40 million in September this year. Further, Yidian’s strategic partnership with OPPO is moving along seamlessly. OPPO started to pre-install Yidian’s app on its new shipments recently. Meanwhile, both OPPO and Xiaomi began to exclusively embed Yidian’s newsfeed service into their browsers. Additionally, although we continue to face headwinds associated with the market-wide pressure on PC ad revenues, we were able to slower the decrease by our innovative native marketing solution and programmatic buying. We are confident that by continuing to execute on our strategic initiatives with both ifeng and Yidian, we will capture new growth opportunities and enhance our market position to drive value for our users, strategic partners, and shareholders.”

Third Quarter 2016 Financial Results

REVENUES

Total revenues for the third quarter of 2016 were RMB360.0 million (US$54.0 million), as compared to RMB390.4 million in the third quarter of 2015.

Net advertising revenues (net of advertising agency service fees) for the third quarter of 2016 increased by 3.5% to RMB310.4 million (US$46.6 million) from RMB300.0 million in the third quarter of 2015. The increase was primarily due to the 69.4% year-over-year growth in mobile advertising revenues and was partially offset by the 22.8% year-over-year decrease in PC advertising revenues.

Paid service revenues for the third quarter of 2016 were RMB49.6 million (US$7.4 million), as compared to RMB90.4 million in the third quarter of 2015, primarily due to the 63.7% year-over-year decrease in mobile value-added services (“MVAS”)1 revenues to RMB25.8 million (US$3.8 million) from RMB71.1 million in the third quarter of 2015. The decrease in MVAS revenues mainly resulted from the decline in users’ demand for services provided through telecom operators in China, which was consistent with the Company’s expectations given the shrinking demand for such services in general. Revenues from games and others2 for the third quarter of 2016 increased by 23.5% to RMB23.8 million (US$3.6 million) from RMB19.3 million in the third quarter of 2015, primarily due to the increased revenues generated from online digital reading services through the Company’s own platform.

COST OF REVENUES

Cost of revenues for the third quarter of 2016 decreased by 12.8% to RMB182.9 million (US$27.4 million) from RMB209.8 million in the third quarter of 2015. The decrease in cost of revenues was primarily due to the decrease in revenue sharing fees and bandwidth costs. Revenue sharing fees to telecom operators and channel partners for the third quarter of 2016 decreased to RMB16.6 million (US$2.5 million) from RMB51.6 million in the third quarter of 2015, primarily due to the decreased sales of MVAS products. Content and operational costs for the third quarter of 2016 increased to RMB119.5 million (US$17.9 million) from RMB107.8 million in the third quarter of 2015, which was primarily driven by the increase in general operating cost and advertisement-related content production cost. Bandwidth costs for the third quarter of 2016 decreased to RMB16.4 million (US$2.5 million) from RMB20.7 million in the third quarter of 2015. Sales taxes and surcharges for the third quarter of 2016 slightly increased to RMB30.4 million (US$4.6 million) from RMB29.8 million in the third quarter of 2015. Share-based compensation included in cost of revenues was negative RMB5.1 million (US$0.8 million) in the third quarter of 2016, as compared to RMB4.1 million in the third quarter of 2015. The decrease was primarily due to an increase of the estimated forfeiture rate of share-based awards as a result of the decrease of headcounts.

1  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

2  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

GROSS PROFIT

Gross profit for the third quarter of 2016 was RMB177.1 million (US$26.6 million), as compared to RMB180.6 million in the third quarter of 2015. Gross margin for the third quarter of 2016 increased to 49.2% from 46.3% in the third quarter of 2015, mainly due to the reduction of sales from low gross margin products in paid services.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain non-cash or non-operating items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

Non-GAAP gross margin, which excludes share-based compensation, for the third quarter of 2016 slightly increased to 47.8% from 47.3% in the third quarter of 2015.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the third quarter of 2016 decreased by 13.0% to RMB149.9 million (US$22.5 million) from RMB172.3 million in the third quarter of 2015. Share-based compensation included in operating expenses decreased to negative RMB3.1 million (US$0.5 million) in the third quarter of 2016 as compared to RMB7.9 million in the third quarter of 2015. The decrease was primarily due to an increase of the estimated forfeiture rate of share-based awards as a result of the decrease of headcounts.

Income from operations for the third quarter of 2016 increased by 228.0% to RMB27.2 million (US$4.1 million) from RMB8.3 million in the third quarter of 2015. Operating margin for the third quarter of 2016 increased to 7.6% from 2.1% in the third quarter of 2015. The increase in operating margin was mainly due to the decrease in share-based compensation, which was partially offset by the increase in mobile traffic acquisition expenses.

Non-GAAP income from operations for the third quarter of 2016, which excludes share-based compensation, decreased by 6.4% to RMB19.0 million (US$2.9 million) from RMB20.3 million in the third quarter of 2015. Non-GAAP operating margin for the third quarter of 2016, which excludes share-based compensation, slightly increased to 5.3% from 5.2% in the third quarter of 2015.

OTHER INCOME / (LOSS)

Other income/(loss) reflects interest income, interest expense, foreign currency exchange gain/loss, loss from equity investments, including impairments, and others, net3. Total other income for the third quarter of 2016 was RMB6.7 million (US$1.0 million), as compared to RMB16.8 million in the third quarter of 2015. Interest income for the third quarter of 2016 was RMB7.9 million (US$1.2 million), as compared to RMB7.0 million in the third quarter of 2015. Interest expense for the third quarter of 2016 was RMB1.6 million (US$0.2 million), as compared to RMB1.1 million in the third quarter of 2015. Foreign currency exchange gain for the third quarter of 2016 was RMB0.6 million (US$0.1 million), as compared to RMB2.7 million in the third quarter of 2015. Loss from equity investments, including impairments, for the third quarter of 2016 was RMB1.2 million (US$0.2 million), as compared to RMB2.7 million in the third quarter of 2015.

3  “Others, net” primarily consists of government subsidies.

NET INCOME/(LOSS) ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the third quarter of 2016 increased by 49.5% to RMB31.7 million (US$4.8 million) from RMB21.2 million in the third quarter of 2015. Net profit margin for the third quarter of 2016 increased to 8.8% from 5.4% in the third quarter of 2015. Net income per diluted ADS4 in the third quarter of 2016 increased by 50.1% to RMB0.44 (US$0.07) from RMB0.29 in the third quarter of 2015.

Non-GAAP net income attributable to Phoenix New Media Limited for the third quarter of 2016, which excludes share-based compensation and loss from equity investments, including impairments, was RMB24.8 million (US$3.7 million), as compared to RMB35.9 million in the third quarter of 2015. Non-GAAP net profit margin for the third quarter of 2016 was 6.9%, as compared to 9.2% in the third quarter of 2015. Non-GAAP net income per diluted ADS in the third quarter of 2016 was RMB0.34 (US$0.05), as compared to RMB0.50 in the third quarter of 2015.

For the third quarter of 2016, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 72,179,058. As of September 30, 2016, the Company had a total of 571,877,154 ordinary shares outstanding, or the equivalent of 71,484,644 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of September 30, 2016, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.16 billion (US$173.8 million). Restricted cash represents deposits placed as security for banking facility granted to the company, which are restricted as to their withdrawal or usage.

As previously reported by the Company, the Company granted US$20 million of short-term unsecured loans to Yidian from January to April 2016; and in August 2016, shareholders of Yidian agreed that the Company may, at its option, convert all or a portion of the above-mentioned loans into preferred shares of Yidian at any time prior to December 31, 2016. As a result, the above-mentioned loans were classified as convertible debts due from investee company in August 2016.

Option Exchange Program

With the approvals of the board of directors and shareholders of the Company and Phoenix TV, the Company implemented an option exchange program from October 21, 2016 to November 1, 2016 whereby the Company’s directors, employees and consultants exchanged options to purchase 21,011,951 Class A ordinary shares of the Company granted under the Company’s 2008 Share Option Plan with various exercise prices greater than US$0.4823 per share (or US$3.8587 per ADS) for new options granted by the Company under the same plan with a new exercise price of US$0.4823 per share and a new vesting schedule that generally adds 12 months to each original vesting date, and the new options would vest no sooner than May 1, 2017.

4  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Business Outlook

For the fourth quarter of 2016, the Company expects its total revenues to be between RMB353 million and RMB368 million. Net advertising revenues are expected to be between RMB306 million and RMB316 million. Paid service revenues are expected to be between RMB47 million and RMB52 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. U.S. Eastern Time on November 8, 2016 (November 9, 2016 at 9:00 a.m. Beijing / Hong Kong time) to discuss its third quarter 2016 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	8059342

A replay of the call will be available through November 16, 2016 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	8059342

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to Phoenix New Media Limited, non-GAAP net profit margin and non-GAAP net income per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income from operations is income from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income from operations divided by total revenues. Non-GAAP net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation and loss from equity investments, including impairments and gain on disposal of an equity investment and acquisition of available-for-sale investments. Non-GAAP net profit margin is non-GAAP net income attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income per diluted ADS is non-GAAP net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and the non-operating impact of loss from equity investments, including impairments and gain on disposal of an equity investment and acquisition of available-for-sale investments, add clarity to the constituent parts of its performance. The Company reviews non-GAAP net income together with net income to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation and non-operating loss from equity investments, including impairments and gain on disposal of an equity investment and acquisition of available-for-sale investments. Share-based compensation and loss from equity investments, including impairments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly-titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6685 to US$1.00, the noon buying rate in effect on September 30, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 277-1215

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	September 30,	September 30,
	2015	2016	2016
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	310,669	144,046	21,601
Term deposits and short term investments	769,681	719,069	107,831
Restricted cash	125,000	295,900	44,373
Accounts receivable, net	506,351	398,456	59,752
Amounts due from related parties	124,677	271,159	40,663
Prepayment and other current assets	58,574	72,823	10,921
Convertible debts to a related party	—	136,945	20,536
Deferred tax assets	35,963	52,584	7,885
Total current assets	1,930,915	2,090,982	313,562
Non-current assets:
Property and equipment, net	80,537	69,954	10,490
Intangible assets, net	12,404	9,745	1,461
Available-for-sale investments	513,994	505,681	75,831
Equity investments, net	11,610	8,788	1,318
Other non-current assets	17,746	17,124	2,568
Total non-current assets	636,291	611,292	91,668
Total assets	2,567,206	2,702,274	405,230
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	131,046	300,692	45,091
Accounts payable	289,148	241,104	36,156
Amounts due to related parties	19,368	21,290	3,193
Advances from customers	15,239	25,573	3,835
Taxes payable	93,120	62,073	9,308
Salary and welfare payable	114,028	117,410	17,607
Accrued expenses and other current liabilities	80,891	77,091	11,560
Total current liabilities	742,840	845,233	126,750
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	197
Long-term liabilities	18,368	20,959	3,143
Total non-current liabilities	19,680	22,271	3,340
Total liabilities	762,520	867,504	130,090
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	16,733	16,818	2,522
Class B ordinary shares	22,053	22,053	3,307
Additional paid-in capital	1,551,104	1,553,263	232,925
Statutory reserves	70,311	70,311	10,544
Retained earnings	122,093	162,925	24,432
Accumulated other comprehensive income	23,341	12,228	1,834
Total Phoenix New Media Limited shareholders’ equity	1,805,635	1,837,598	275,564
Noncontrolling interests	(949)	(2,828)	(424)
Total shareholders’ equity	1,804,686	1,834,770	275,140
Total liabilities and shareholders’ equity	2,567,206	2,702,274	405,230

* Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2016.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	300,042	297,230	310,439	46,553	880,326	879,052	131,822
Paid service revenues	90,377	52,833	49,583	7,436	298,101	153,973	23,090
Total revenues	390,419	350,063	360,022	53,989	1,178,427	1,033,025	154,912
Cost of revenues	(209,841)	(180,508)	(182,927)	(27,432)	(622,358)	(521,603)	(78,219)
Gross profit	180,578	169,555	177,095	26,557	556,069	511,422	76,693
Operating expenses:
Sales and marketing expenses	(83,568)	(87,017)	(74,210)	(11,128)	(263,377)	(236,785)	(35,508)
General and administrative expenses	(45,715)	(57,587)	(37,897)	(5,683)	(123,969)	(140,527)	(21,074)
Technology and product development expenses	(42,992)	(42,074)	(37,756)	(5,662)	(126,756)	(120,188)	(18,023)
Total operating expenses	(172,275)	(186,678)	(149,863)	(22,473)	(514,102)	(497,500)	(74,605)
Income/(loss) from operations	8,303	(17,123)	27,232	4,084	41,967	13,922	2,088
Other income/(loss):
Interest income	6,987	8,257	7,943	1,191	22,752	24,328	3,648
Interest expense	(1,129)	(954)	(1,554)	(233)	(1,600)	(3,283)	(492)
Foreign currency exchange gain/(loss)	2,711	2,411	575	86	(1,797)	1,122	168
Loss from equity investments, including impairments	(2,703)	(1,512)	(1,242)	(186)	(32,090)	(1,747)	(262)
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	—	—	—	4,643	—	—
Others, net	10,965	4,220	1,021	153	16,228	9,447	1,416
Income/(loss) before tax	25,134	(4,701)	33,975	5,095	50,103	43,789	6,566
Income tax (expense)/benefit	(4,271)	1,442	(2,879)	(432)	(18,359)	(4,836)	(725)
Net income/(loss)	20,863	(3,259)	31,096	4,663	31,744	38,953	5,841
Net loss attributable to noncontrolling interests	332	778	599	90	777	1,879	282
Net income/(loss) attributable to Phoenix New Media Limited	21,195	(2,481)	31,695	4,753	32,521	40,832	6,123
Net income/(loss)	20,863	(3,259)	31,096	4,663	31,744	38,953	5,841
Other comprehensive (loss)/income, net of tax: fair value remeasurement for available-for-sale investments	(3,008)	11,329	(39,610)	(5,940)	2,493	(22,967)	(3,444)
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(4,026)	11,002	2,920	438	(4,407)	11,854	1,778
Comprehensive income/(loss)	13,829	19,072	(5,594)	(839)	29,830	27,840	4,175
Comprehensive loss attributable to noncontrolling interests	332	778	599	90	777	1,879	282
Comprehensive income/(loss) attributable to Phoenix New Media Limited	14,161	19,850	(4,995)	(749)	30,607	29,719	4,457
Net income/(loss) attributable to Phoenix New Media Limited	21,195	(2,481)	31,695	4,753	32,521	40,832	6,123
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.04	(0.00)	0.06	0.01	0.06	0.07	0.01
Diluted	0.04	(0.00)	0.05	0.01	0.06	0.07	0.01
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.30	(0.03)	0.44	0.07	0.46	0.57	0.09
Diluted	0.29	(0.03)	0.44	0.07	0.45	0.57	0.08
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	571,085,620	573,074,298	574,124,546	574,124,546	570,914,628	573,401,254	573,401,254
Diluted	579,594,405	573,074,298	577,432,460	577,432,460	581,481,273	577,056,594	577,056,594

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	300,042	297,230	310,439	46,553	880,326	879,052	131,822
Paid service	90,377	52,833	49,583	7,436	298,101	153,973	23,090
Total revenues	390,419	350,063	360,022	53,989	1,178,427	1,033,025	154,912
Cost of revenues
Net advertising service	142,043	146,233	151,770	22,760	414,277	424,035	63,588
Paid service	67,798	34,275	31,157	4,672	208,081	97,568	14,631
Total cost of revenues	209,841	180,508	182,927	27,432	622,358	521,603	78,219
Gross profit
Net advertising service	157,999	150,997	158,669	23,793	466,049	455,017	68,234
Paid service	22,579	18,558	18,426	2,764	90,020	56,405	8,459
Total gross profit	180,578	169,555	177,095	26,557	556,069	511,422	76,693

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2015				Three Months Ended June 30, 2016				Three Months Ended September 30, 2016
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	180,578	4,139	(1)	184,717	169,555	845	(1)	170,400	177,095	(5,115	)(1)	171,980
Gross margin	46.3%			47.3%	48.4%			48.7%	49.2%			47.8%
Income/(loss) from operations	8,303	12,045	(1)	20,348	(17,123)	4,453	(1)	(12,670)	27,232	(8,186	)(1)	19,046
Operating profit margin	2.1%			5.2%	-4.9%			-3.6%	7.6%			5.3%
		12,045	(1)			4,453	(1)			(8,186	)(1)
		2,703	(2)			1,512	(2)			1,242	(2)
Net income/(loss) attributable to Phoenix New Media Limited	21,195	14,748		35,943	(2,481)	5,965		3,484	31,695	(6,944)		24,751
Net profit margin	5.4%			9.2%	-0.7%			1.0%	8.8%			6.9%
Net income/(loss) per ADS—diluted	0.29			0.50	(0.03)			0.05	0.44			0.34
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	72,449,301			72,449,301	71,634,287			71,634,287	72,179,058			72,179,058

(1) Share-based compensation

(2) Loss from equity investments, including impairments

Non-GAAP to GAAP reconciling items have no income tax effect.

Details of cost of revenues are as follows:

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
(Amounts in thousands)	2015	2016	2016	2016
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	51,576	19,274	16,559	2,483
Content and operational costs	107,812	117,190	119,538	17,926
Bandwidth costs	20,696	15,291	16,404	2,460
Sales taxes and surcharges	29,757	28,753	30,426	4,563
Total cost of revenues	209,841	180,508	182,927	27,432